UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private IssuerPursuant to Rule 13a-16 or 15d-16of the Securities Exchange Act of 1934

For:  April 24, 2006

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1710 – 650 West Georgia Street

Vancouver, British Columbia

Canada V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

April 24, 2006

FOR IMMEDIATE RELEASE

●

UNDERGROUND EXPLORATION AND DEVELOPMENT

PROGRAM AT PRAIRIE CREEK MINE

●

10,000 METERS OF UNDERGROUND DRILLING PLANNED

Canadian Zinc Corporation (“TSX-CZN”) is pleased to announce that the mine site at the Company’s 100% owned Prairie Creek Property in the Northwest Territories has been reopened for the 2006 season.  Crews have been mobilized to the property in order to prepare for a $5.7 million exploration and development program which will be carried out over the next six months.

Following the recent reissue of a Type B Water License by the Mackenzie Valley Land and Water Board  (refer to February 13 press release), the Company has entered into a contract with Procon Mining and Tunnelling Limited of Burnaby B.C. to undertake the underground development program.

Procon is a full service mining contractor that has extensive experience in underground mining in the Northwest Territories, the Yukon and Alaska, as well as the western provinces of Canada and international locations including Ireland, Greenland and Russia.  Procon, together with Ke Te Whii  Ltd.,  was contracted by BHP Billiton to carry out underground preproduction development, test mining and contract mining at BHP’s Ekati Diamond mine in the Northwest Territories.  Ke Te Whii Ltd. is Procon’s local First Nation partner on the Ekati mine and Procon intends to form a similar joint venture partnership for the program on the Prairie Creek mine with local Deh Cho First Nations interests. Procon has also performed all of the development work to date at De Beers’ Snap Lake diamond project in the Northwest Territories and has also been responsible for the complete underground operation of Barrick Gold’s Eskay’s Creek gold and silver mine in British Columbia where Procon uses a cut and fill mining method similar to that which may be utilized at Prairie Creek.

The Prairie Creek mine is already developed on three horizontal levels totaling over five kilometers of underground workings which access the lead-zinc-copper bearing vein deposit.  The portal of the lowest access level, referred to as the 870 level, is located immediately adjacent to the existing mill and mine infrastructure facilities.  The 870 level is tracked and is designed to be the main haulage level to the mill.  The two upper levels are trackless and connect internally to the 870 level via ore passes and raises.

Over the past two seasons Canadian Zinc has been engaged in rehabilitating the underground workings in preparation for the underground exploration and development program.  This work included installing a new ventilation system, electrical substations, track upgrade and general rehabilitation, in addition to installation of a new water treatment facility and construction of a new water polishing pond.

The Company’s previous surface diamond drilling has indicated a continuation of the vein system north from the existing workings and the underground program will further detail the vein deposit.  The underground exploration program will involve the driving of approximately 400 meters of new decline tunnel.  The driving of the new decline will allow underground diamond drill stations to be established from which to drill define and delineate the vein on 50 meter centers.  Up to 10,000 meters of underground diamond drilling is planned.  In addition the decline will provide further exploration opportunity for additional testing for stratabound deposits which are known to lie at depth about 200 meters below the 870 level.

The underground diamond drilling will enable detailed mine planning, resource evaluation and advance development plans for a 10 plus year mine life.  A number of underground stopes have previously been developed and prepared for mining production.  For the first full years of the mine operations the target is to produce an average of approximately 100 million pounds of zinc, 90 million pounds of lead and 4 million ounces of silver per year for at least the first three years of the projected 18 year mine life.

The Company is also finalizing a Project Description Report to be submitted to the regulatory authorities as part of the application process for the main Operating Permit for the Prairie Creek Mine.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tones (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential.  The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information,  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1002–111 Richmond Street West, Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date: May 24, 2006